

Mail Stop 6010

September 12, 2008

VIA U.S. MAIL

Keith S. Sherin
Chief Financial Officer
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828

   Re: **General Electric Company**
      Form 10-K for the year ended December 31, 2007
      Filed February 20, 2008
      File No. 001-00035

Dear Mr. Sherin:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

         Sincerely,

         Angela Crane
         Branch Chief